SCHEDULE 13D AMENDMENT NO. 3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      American Digital Communications, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   025369-10-9
                                 (CUSIP Number)

                                John G. Simmonds
                            Simmonds Capital Limited
                                580 Granite Court
                            Pickering, Ontario CANADA
                                     L1W 3Z4
                                 (905) 839-1430

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being paid with this statement:  /_/

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.  025369-10-9                                        Page 2 of 6 Pages

--------------------------------------------------------------------------------
1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SIMMONDS CAPITAL LIMITED
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) /_/
                                                          (b) /_/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

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4)   SOURCE OF FUNDS

          WC;OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             /-/
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
--------------------------------------------------------------------------------
                      7)     SOLE VOTING POWER
                             7,277,558
     NUMBER           ----------------------------------------------------------
     OF               8)     SHARED VOTING POWER
     SHARES                  N/A
     BENEFICIALLY     ----------------------------------------------------------
     OWNED BY         9)     SOLE DISPOSITIVE POWER
     EACH                    7,277,558
     REPORTING        ----------------------------------------------------------
     PERSON           10)    SHARED DISPOSITIVE POWER
     WITH                    N/A
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,277,558
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  025369-10-9                                        Page 3 of 6 Pages

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  025369-10-9                                        Page 4 of 6 Pages


                         AMENDMENT NO. 3 TO SCHEDULE 13D

               This amends the Schedule 13D filed on November 8, 1996 (the "Schedule 13D"), as amended by Amendment No. 1 filed June 8, 1998 and Amendment No. 2 filed October 23, 1999 by Simmonds Capital Limited with respect to the common stock, $.0001 par value (the "Common Stock"), of American Digital Communications, Inc., a Wyoming corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D and the amendments thereto speak as of their respective dates. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 2, "Identity and Background", of the Schedule 13D is amended by deleting "J. Harry Dunstan" (and all corresponding information) in the table set forth in the second paragraph of such item and inserting in lieu thereof the following:

  NAME                 TITLE             BUSINESS ADDRESS
  ----                 -----             ----------------
  Robert Sturgess      Director          Robert W. J. Sturgess
                                         Michael Stern Associates Inc.
                                         70 University Avenue, Suite 370
                                         Toronto, Ontario M5J 2M4

II. Item 3, "Source and Amount of Funds or Other Consideration," of the Schedule 13D is amended by adding the following paragraphs:

        "On March 31, 1999, SCL subscribed for 333,333 common shares of ADC issued from treasury and purchased for in consideration for forgiveness of debt due to SCL by ADC from the company at a price of $0.15 per share."

        "On June 10, 1999 SCL subscribed and paid $250,000 cash for an 8% Subordinated Convertible Debenture issued by ADC which is convertible into common shares of ADC at $1.25 per share. As additional consideration for this financing, SCL received a three year warrant to purchase 200,000 common shares of ADC from treasury at a price of $2.50 per share."

                                  SCHEDULE 13D

CUSIP No.  025369-10-9                                        Page 5 of 6 Pages

        "On June 24, 1999, as consideration for the guarantee by SCL of certain financial obligations of ADC, SCL received a four year warrant for the purchase from treasury of up to 1,000,000 common shares of ADC at a price of $2.50 per share. As further consideration for this guarantee, SCL received the right to convert the funds due to SCL under the terms of the earn out, up to $1,500,000 once earned, into common shares of ADC at a price of $2.00 per share."

III. Item 5, "Interest in Securities of the Issuer," of the Schedule 13D is amended by the following:

        a. In the first sentence of Item 5(a) delete the reference to "3,608,263" and insert in lieu thereof "3,129,963" and delete the reference therein to "14.4%" and insert in lieu thereof "11.2%" and delete the reference therein to "19.2%" and inserting in its stead "22.8%".

        b. Delete the second footnote to the table provided in Item 5(a) and insert the following in lieu thereof.

               "/2/ Percentages are based upon an aggregate of shares outstanding, representing: (1) 27,911,578 shares of Common Stock reported outstanding as of July 12, 1999 in ADC's Quarterly Report on Form 10-QSB for the three months ended May 31, 1999, and (2) the assumed exercise of 1,000,000 shares of Convertible Preferred Stock, convertible into 1,000,000 shares of Common Stock, and warrants to purchase an aggregate of 500,000 shares of Common Stock, each issued on January 28, 1998, and conversion of the $250,000 8% Subordinated Convertible Debenture into 200,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock each issued on June 10, 1999, and warrants to purchase an aggregate of 1,750,000 shares of Common Stock issued on June 24, 1999."

        c. Insert the following paragraphs at the end of Item 5(b):

               "On March 31, 1999, SCL subscribed for 333,333 common shares of ADC issued from treasury and purchased in consideration for forgiveness of debt due to SCL by ADC from the company at a price of $0.15 per share."

                                  SCHEDULE 13D

CUSIP No.  025369-10-9                                        Page 6 of 6 Pages

               "On May 14, 1999, SCL sold 100,000 common shares of ADC at a price of $0.25 per shares by means of the exercise of the option described in paragraph 5(e)."

               "On June 2, 1999, SCL received 429,962 common shares of ADC issued from treasury at an average price of $0.16 as payment in arrears of the preferred share dividends due to SCL."

               "On June 10, 1999 SCL subscribed for an 8% Subordinated Convertible Debenture issued by ADC which is convertible into 200,000 common shares of ADC at $1.25 per share. As additional consideration for this financing, SCL received a three year warrant to purchase 200,000 common shares of ADC from treasury at a price of $2.50 per share."

               "On June 24,1999, acquired a four year warrant for the purchase from treasury of up to 1,000,000 common shares of ADC at a price of $2.50 per share, as consideration for certain financial guarantees of the obligations of ADC."

               "On June 24, 1999, as consideration for the financial guarantees, SCL received the right to convert the funds due to SCL under the terms of the earn out, up to $1,500,000 once earned, into common shares of ADC at a price of $2.00 per share."


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

August 23, 1999

SIMMONDS CAPITAL LIMITED

By:     /s/ David C. O'Kell
        -------------------
        David C. O'Kell
        Executive Vice President and Secretary